Exhibit 99.1

Gerdau Ameristeel Announces Revised Financing Commitment

Tampa, Florida - August 30, 2007 - Gerdau Ameristeel Corporation (NYSE: GNA, TSX: GNA) today announced that its previously announced financing commitment from J.P. Morgan Securities, Inc. to fund the pending acquisition of Chaparral Steel Company has been replaced with a firm commitment from ABN AMRO Bank N.V., HSBC and J.P. Morgan Securities, Inc. as Joint Lead Arrangers. The new financing commitment, which is being syndicated internationally, is fully committed, provides additional flexibility, and is on terms that are expected to be at least as favorable as those contemplated by the original financing commitment. The consummation of the acquisition of Chaparral remains subject to other customary conditions, including adoption of the Agreement and Plan of Merger by Chaparral's stockholders.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products.  Through its vertically integrated network of 17 mini-mills (including one 50% owned joint venture mini-mill), 17 scrap recycling facilities and 52 downstream operations, Gerdau Ameristeel serves customers throughout North America.  The company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufactures for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing.  The common shares of Gerdau Ameristeel are traded on the New York Exchange and the Toronto Stock Exchange under the symbol GNA.

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures.  Certain statements in this press release constitute forward-looking statements.  Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning.  The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company.  In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company; economic conditions in North America and worldwide steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company’s business; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company’s costs relative to competitors who have sought bankruptcy protection; the Company’s ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company’s reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry, and the ability to integrate newly-acquired businesses and achieve synergies.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

For more information please contact:

Barbara R. Smith
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 319-4324
basmith@gerdauameristeel.com